Exhibit 3

Registrant	Assets	Amount of Single Insured Bond
Columbia ETF Trust	$15,041,258	$225,000
Columbia ETF Trust I	$14,536,231	$200,000
Columbia Funds Series Trust	$28,176,607,131	$2,500,000
Columbia Funds Series Trust II	$52,842,996,380	$2,500,000
Columbia Funds Variable Series Trust II	$109,306,223,068	$2,500,000